AEM SPA

06019571

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/349/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

December 19, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 6 2006
WASH. D.C.
185

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press releases issued yesterday.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

Very truly yours,

Alberto Serpi
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

AEM SPA

PRESS RELEASE

THE BOARD OF DIRECTORS OF AEM S.P.A. HAS EXAMINED THE INDUSTRIAL PLAN FOR A POSSIBLE INTEGRATION PROJECT WITH ASM S.P.A.

Milan, 18 December 2006 – Today the Board of Directors of AEM S.p.A. examined the industrial plan developed jointly with ASM S.p.A. for a possible integration of the two Groups.
The analysis of their industrial and strategic profiles highlighted a high potential to create value as a result of the identification of a shared development plan and of potential significant synergies.
The integration project would create the second largest group in Italy, in terms of installed electrical capacity, the third largest operator in terms of gas volumes available, and the largest Italian company in the environmental services sector. The new industrial group would also occupy a significant position at European level.
The creation of a major energy company in Italy, with deep roots in the country, could constitute a point of reference for the aggregation of other local utility companies.
The Board of Directors took note of the industrial plan and expressed its full satisfaction with the contents of the project, developed within the specified timescales. The next phases of the integration project now need to be developed and analysed.

For further information:
AEM S.p.A. Press Office
Tel. +39 027720.3093
ufficiostampa@aem.it
Investor Relations
Tel. +39 027720.3879
ir@aem.it
www.aem.it